UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Support.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86858W200

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

212-752-5750

STEVE WOLOSKY

ELIZABETH GONZALEZ-SUSSMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		768,949
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

768,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		768,949
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

768,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		768,949
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

768,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 86858W200

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,472
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		768,949
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,472
	10	SHARED DISPOSITIVE POWER

768,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

808,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 86858W200

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 768,949 Shares beneficially owned by Series One is approximately $2,639,835, excluding brokerage commissions.

The 39,472 Shares beneficially owned by Mr. Singer were acquired by him as a result of the vesting of restricted stock units granted to him as compensation for his service on the Board of Directors of the Issuer, except that 1,099 Shares were acquired through open market purchases with personal funds at an aggregate purchase price of $106,574.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,955,264 Shares outstanding as of February 28, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 8, 2019.

A.	Series One
(a)	As of 12:00pm on April 5, 2019, Series One beneficially owned 768,949 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 768,949
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 768,949

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 8 are set forth in Schedule A and incorporated herein by reference.
B.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 768,949 shares owned by Series One.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 768,949
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 768,949

6

CUSIP No. 86858W200

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 8. The transactions in the Shares on behalf of Series One since the filing of Amendment No. 8 are set forth in Schedule A and incorporated herein by reference.
C.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, may be deemed the beneficial owner of the 768,949 Shares owned by Series One.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 768,949
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 768,949
(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 8. The transactions in the Shares on behalf of Series One since the filing of Amendment No. 8 are set forth in Schedule A and incorporated herein by reference.
D.	Eric Singer
(a)	As of 12:00pm on April 5, 2019, Mr. Singer directly beneficially owned 39,472 Shares. Mr. Singer, as the managing member of each of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 768,949 Shares owned by Series One.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 39,472
2. Shared power to vote or direct vote: 768,949
3. Sole power to dispose or direct the disposition: 39,472
4. Shared power to dispose or direct the disposition: 768,949

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 8. The transactions in the Shares on behalf of Series One since the filing of Amendment No. 8 are set forth in Schedule A and incorporated herein by reference.

(e)       The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on April 3, 2019.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

7

CUSIP No. 86858W200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Eric Singer
ERIC SINGER

8

CUSIP No. 86858W200

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 8

VIEX opportunities fund, LP – Series one

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
Sale of Common Stock	(32,490)	2.2935	03/13/2019
Sale of Common Stock	(15,000)	2.2509	03/14/2019
Sale of Common Stock	(12,679)	2.2500	03/15/2019
Sale of Common Stock	(3,925)	2.2054	03/18/2019
Sale of Common Stock	(39,593)	2.2168	03/19/2019
Sale of Common Stock	(29,000)	2.2000	03/25/2019
Sale of Common Stock	(74,500)	2.2183	04/03/2019
Sale of Common Stock	(107,395)	2.1952	04/03/2019